Mail Room 4561
								September 19, 2005

James A. Cannavino
Chairman and Chief Executive Officer
Direct Insite Corp.
80 Orville Drive
Bohemia, New York 11716

	Re:   Direct Insite Corp.
		Registration Statement on Form SB-2
		Filed on September 1, 2005
		File No. 333-128039

		Form 10-KSB for the year ended December 31, 2004
		Forms 10-QSB for the periods ended March 31 and June 30,
2005
		File No. 0-20660

Dear Mr. Cannavino:

      We have limited our review of the above-referenced Form SB-2 registration statement of Direct Insite Corp. to the disclosure items identified below and to the financial statements and disclosure controls and procedures in the Form 10-KSB. Where indicated, we think you should revise your document in response to these comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review and look forward to working with you. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We note that the shares being offered for resale by the selling shareholders include shares of common stock issuable as interest in lieu of cash. We note further that Section 1.1 of the Senior Subordinated Secured Note, filed as Exhibit 4.1 to the Form 8-K filed
March 31, 2005, provides the holders discretion to select the form of payment with respect to the interest payments. As a general matter, it is inappropriate to register the resale of securities until after the private offering for those securities has been completed. Please provide us with your analysis as to why you believe that the offer and sale of the interest shares was complete when you filed the resale registration statement. In your analysis, please discuss whether the holders are irrevocably bound to receive the common stock issuable in lieu of cash and whether they are entitled to make additional investment decisions with respect to the interest payments.

Selling Securityholders
2. Please include the selling shareholder information required by
Item 507 of Regulation S-B. Provide a detailed introductory description of the transaction by which each of the selling security holders in the table acquired the convertible debentures and include a materially complete description of both the convertible notes and warrants. Also include a materially complete description of any material relationship the selling security holders have or had with
Direct Insite or its predecessors or affiliates within the past three years.
3. Identify the natural person or persons who have voting or investment control over each of the three selling shareholders. See interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the publicly available telephone interpretation manual, as well as interpretation I.60 of the July 1997 version of the telephone interpretation manual. This information can be disclosed in footnotes to the selling shareholder table.

Plan of Distribution
4. We note your discussion regarding short sales. Please supplementally confirm that you are aware of Corporation Finance
Telephone Interp. A. 65 (July 1997) on this issue, which is publicly available on our website.

Exhibits
5. It appears that while you have filed several agreements involving the selling stockholders, you have not filed the agreement governing the July 12, 2005 purchase warrants issued to Tall Oaks Group. Please file the agreement as an exhibit to the registration statement. See Item 601(b)(4) of Regulation S-B.
6. Please also file or incorporate by reference the Senior Subordinated Secured Note and Common Stock Purchase Warrant issued in the March 29, 2005 transaction.
Signatures
7. Pursuant to Instruction 1 regarding signatures to the Form SB-
2,
please identify the person signing in the capacity of controller or principal accounting officer.


Form 10-KSB for the Fiscal Year Ended December 31, 2004

Item 6.  Management`s Discussion and Analysis or Plan of Operation

Critical Accounting Policies

8. We note that you did not disclose any information regarding your critical accounting policies. Please explain to us how you determined that you have not made any accounting estimates or assumptions where 1) the nature of the estimates or assumptions is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change; and 2) the impact of the estimates and assumptions on financial condition or operating performance is material.

Item 8A.  Controls and Procedures
9. We note your statement that, "Based on their evaluation of the Company`s disclosure controls and procedures which took place as of the date of filing of this report, the Chief Executive Officer and the Chief Financial Officer believe that as is typical of small companies, these procedures were not effective with respect to timeliness..." Similar language is included in the above-cited Forms
10-QSB. As you are not qualified to discuss the effectiveness of other small companies` disclosure controls and procedures, please confirm that you will delete the phrase "as is typical of small companies" and similar phrases from your future filings. Additionally, Rule13a-15(e) of the Exchange Act requires, among other matters, that the disclosure controls and procedures be designed "to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act . . . is recorded, processed, summarized and reported, within the time periods specified in the Commission`s rules and forms." While you have stated the result of your evaluation with respect to timeliness, please tell us whether your disclosure controls and procedures met the other elements of the Rule. We may have further comments upon review of your response.

10. We note that you refer to the evaluation of your disclosure controls and procedures "as of the date of filing [the] report." Please explain to us how this disclosure complies with Item 307 of Regulation S-B, which requires that the conclusion be made "as of the end of the end of the period covered by the report.
11. We note that your disclosure regarding changes in internal control over financial reporting states in relevant part that there were no "significant" changes "since the date of the most recent evaluation" that could have "significantly affected" those controls.
Please note that Item 308(c) of Regulation S-B requires that "any" change should be described that occurred during the issuer`s "last fiscal quarter" (or "fourth fiscal quarter" in the case of an annual report) that "has materially affected or is reasonably likely to materially affect" the issuer`s internal control over financial reporting. Please confirm to us, if true, that there were no changes since the fourth fiscal quarter or revise the disclosure to describe any changes that materially affected or were reasonably likely to materially affect your control over financial reporting. Provide similar representations for the above-cited Forms 10-QSB.

12. Please describe to us, in greater detail, the nature of the reportable condition and material weakness you identified in your disclosure. Tell us the steps you have taken (or plan to take) and procedures you have implemented (or plan to implement) to correct the reportable condition and material weakness. Indicate when each corrective action was completed or is expected to be completed.

13. As part of your discussion regarding internal control over financial reporting, you include a statement indicating that "the Board of Directors has had confidence that there have been no irregularities in the Company`s financial reporting or in the protection of its assets." Please explain to us how readers should interpret this information and indicate the specific guidance you are following in making these disclosures. As part of your response, address why you believe that readers will not confuse this information with that required under Item 308(a) of Regulation S-B.

14. You disclose that "management devoted additional resources to resolving questions that arose during our year-end audit." Please provide us with the following:
* Describe to us any mitigating procedures performed by management that served as the basis for your statement that "we are confident that our financial statements for the year ended December 31, 2004 fairly present, in all material respects our financial condition and results of operation;" and
* Explain to us how your auditors considered the reportable condition and material weakness in determining the nature, extent and timing of their audit procedures.

Financial Statements

Consolidated Statement of Operations, page F-4

15. Please tell us how you have considered separately reporting cost of revenue and gross profit. Explain why you believe that your current presentation is more meaningful and useful to investors than a presentation that separately reports these amounts. As part of your response regarding the usefulness of your current presentation, compare and contrast your presentation with others within your industry.

Notes to Consolidated Financial Statements

Note 2 - Significant Accounting Policies

Revenue Recognition, page F-9

16. Your revenue recognition policy indicates that you recognize certain revenue in accordance with SOP 97-2. Please describe to us your arrangements that involve software and explain how your revenue recognition policy complies with SOP 97-2.

17. We note that you recognize custom engineering services using the percentage-of-completion method. Please describe these services to us and explain why you believe that contract accounting is appropriate. Note that recognizing revenue pursuant to SOP 81-1 is not permitted for service arrangements.

Note 4 - Accounts Receivable and Short-term Revolving Loans

18. Please describe the material terms of your agreement with DIRI Rec Fund LLC and explain to us the basis for your accounting treatment. Address how you concluded that consolidation was not appropriate and refer to the authoritative literature that supports your accounting.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* 	  should the Commission or the staff, acting pursuant to
delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* 	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Any questions should be directed to Maryse Mills-Apenteng at
(202) 551-3457.  If you need further assistance, you may contact
Anne
Nguyen, Special Counsel, at 202-551-3611 or me at (202) 551-3730.

								Sincerely,



      			Barbara C. Jacobs
      			Assistant Director


cc:  	Via facsimile:  516-433-5858
      David H. Lieberman, Esq.
      Beckman, Lieberman & Barandes, LLP



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James A. Cannavino
Direct Insite Corp.
September 19, 2005
Page 1